SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No. 1)*

Mimecast Limited

(Name of Issuer)

Ordinary Shares, $0.012 nominal value

(Title of Class of Securities)

G14838109

(CUSIP Number)

May 26, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G14838109	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dawn Enterprise Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,289,410
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,289,410
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289,410
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* PN

CUSIP No. G14838109	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) LJ Skye Trustees Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 249,903
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 249,903
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,903
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. G14838109	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bentley Trust (Malta) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Malta
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 212,678
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 212,678
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,678
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (See Item 4 herein)
12	TYPE OF REPORTING PERSON* OO

CUSIP No. G14838109	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer:

Mimecast Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

Item 2.

(a)	Name of Person Filing:

(i)	Dawn Enterprise Capital Fund LP

(ii)	LJ Skye Trustees Limited

(iii)	Bentley Trust (Malta) Limited

The above-noted entities are together referred to herein as the “Reporting Persons.” See Exhibit A to the initial filing of this Schedule 13G on October 4, 2016, which is a copy of the Reporting Persons’ written agreement to file this statement on behalf of each of them.

(b)	Address of Principal Business Office or, if none, Residence:

(i)	21-22 Warwick Street, London W1B 5NE, United Kingdom

(ii)	Commerce House, 1 Bowring Road, Ramsey, Isle of Man IM8 2LQ British Isles

(iii)	Level 7, Portomaso Business Tower, St Julians, Malta STJ 4011

(c)	Citizenship:

(i)	United Kingdom

(ii)	Isle of Man

(iii)	Malta

(d)	Title of Class of Securities:

Ordinary Shares, $0.012 nominal value

(e)	CUSIP Number:

G14838109

CUSIP No. G14838109	13G	Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:                                          .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of May 26, 2017, Dawn Enterprise Capital Fund LP beneficially owned 1,289,410 Ordinary Shares. The general partner of Dawn Enterprise Capital Fund LP is Dawn Capital LLP, the designated members of which are Norman Fiore and Haakon Overli. Dawn Capital LLP disclaims beneficial ownership of the Ordinary Shares beneficially owned of record by the Trusts (as defined below).

As of May 26, 2017, LJ Skye Trustees Limited beneficially owned 249,903 Ordinary Shares and Bentley Trust (Malta) Limited beneficially owned 212,678 Ordinary Shares, which shares are held of record by each of them. On May 26, 2017, Dawn Enterprise Capital Fund LP settled a sale of 1,077,534 Ordinary Shares and distributed an aggregate of 422,690 Ordinary Shares to its limited partners, including 18,128 Ordinary Shares to the Trusts that are deemed to be beneficially owned by LJ Skye Trustees Limited and 14,503 Ordinary Shares to the Trusts that are deemed to be beneficially owned by Bentley Trust (Malta) Limited. Prior to May 26, 2017, each of Dawn Mimecast Holdings Limited, Dawn Mimecast (II) Holdings Limited, Dawn Mimecast (III) Holdings Limited, Dawn Mimecast (IV) Holdings Limited and Dawn Mimecast Holdings V Ltd. (together, the “Holdings Funds”) distributed the entirety of the Ordinary Shares owned by such fund to its respective limited partners, including two family trusts, which are herein referred to as the trust for the Fiore family and the trust for the Overli family (together, the “Trusts”). Voting and dispositive power over the shares held by the trust for the Fiore family is held by LJ Skye Trustees Limited, the directors of which are Paul Quirk, Mark Veale and Robert Burton. Voting and dispositive power over the shares held by the trust for the Overli family is held by Bentley Trust (Malta) Limited, the directors of which are Nicholas Bryan Bentley, Melody Rooke, Malcolm Keith Becker, Eugene Warrington and Franceso Apap Bologna. The Trusts may also be deemed to have shared voting and dispositive power over 2,191 Ordinary Shares owned of record by Dawn Master Management (II) Ltd. Each of the Trusts disclaims beneficial ownership of the Ordinary Shares beneficially owned by the other Trust as well as those beneficially owned by Dawn Capital LLP and by Dawn Master Management (II) Ltd. The Holdings Funds were liquidated following their aforementioned distributions of Ordinary Shares.

CUSIP No. G14838109	13G	Page 7 of 9 Pages

(b)	Percent of class:

Based on 55,901,996 ordinary shares outstanding as of March 31, 2017, based on the Issuer’s filings with the Securities and Exchange Commission.

(c)	Number of shares as to which the person has:

(i)	(a) Sole power to vote or to direct the vote: 1,289,410 (b) Shared power to vote or to direct the vote: 0 (c) Sole power to dispose or to direct the disposition of: 1,289,410
(d) Shared power to dispose or to direct the disposition of: 0

(ii)	(a) Sole power to vote or to direct the vote: 0
(b) Shared power to vote or to direct the vote: 249,903
(c) Sole power to dispose or to direct the disposition of: 0
(d) Shared power to dispose or to direct the disposition of: 249,903

(iii)	(a) Sole power to vote or to direct the vote: 0
(b) Shared power to vote or to direct the vote: 212,678
(c) Sole power to dispose or to direct the disposition of: 0
(d) Shared power to dispose or to direct the disposition of: 212,678

Item 5.	Ownership of Five Percent or Less of a Class.

CUSIP No. G14838109	13G	Page 8 of 9 Pages

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act was attached to the initial filing of this Schedule 13G on October 4, 2016, and is incorporated by reference herein. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that it is or may be a member of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. G14838109	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAWN ENTERPRISE CAPITAL FUND LP

By: DAWN CAPITAL LLP, its General Partner

May 26, 2017	By:	/s/ Haakon Overli
	Name:	Haakon Overli
	Title:	Designated Member

LJ SKYE TRUSTEES LIMITED

May 26, 2017	By:	/s/ Mark Veale
	Name:	Mark Veale
	Title:	Trustee

May 26, 2017	By:	/s/ Robert Burton
	Name:	Robert Burton
	Title:	Trustee

BENTLEY TRUST (MALTA) LIMITED

May 26, 2017	By:	/s/ Malcolm Keith Becker
	Name:	Malcolm Keith Becker
	Title:	Trustee

May 26, 2017	By:	/s/ Eugene Warrington
	Name:	Eugene Warrington
	Title:	Trustee